SECURITIES EXCHANGE ACT OF 1934
Rel. No. 51697 / May 16, 2005

Admin. Proc. File No. 3-11724

NEUROTECH DEVELOPMENT CORP.
c/o Donald N. Rizzuto, Esq.
81 Seaview Boulevard
Port Washington, New York 11050

ORDER WITHDRAWING APPLICATION AND DISMISSING REVIEW PROCEEDINGS AND NOTICE THAT INITIAL DECISION HAS BECOME FINAL

Neurotech Development Corporation ("Neurotech") filed a petition, pursuant to Commission Rule of Practice 410(a), for review of a decision by an administrative law judge. Through counsel, Neurotech requests that its petition for review be withdrawn.

Accordingly, IT IS ORDERED that the petition for review filed by Neurotech Development Corporation, be, and it hereby is, withdrawn, and that these review proceedings be, and they hereby are, dismissed.

Notice is hereby given, pursuant to Rule 360(e) of the Commission's Rules of Practice, that the initial decision of the administrative law judge[*] has become the final .decision of the Commission. The order contained in the decision is hereby declared effective. That order revoked the registration of Neurotech Development Corporation's securities.

For the Commission by the Office of General Counsel, pursuant to delegated authority.

Jonathan G. Katz
Secretary

Endnotes

[*] *Neurotech Development Corp.*, Initial Decision Rel. No. 277 (March 1, 2005), __ SEC Docket _

INITIAL DECISION RELEASE NO. 277
ADMINISTRATIVE PROCEEDING
FILE NO. 3-11724

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of	:	
	:	INITIAL DECISION
NEUROTECH DEVELOPMENT	:	March 1, 2005
CORPORATION	:	
	:	
	:	

APPEARANCES: Silvestre A. Fontes and Thomas J. Rappaport for the Division of Enforcement, Securities and Exchange Commission.

Donald N. Rizzuto for Neurotech Development Corporation.

BEFORE: James T. Kelly, Administrative Law Judge.

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on October 29, 2004, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Neurotech Development Corporation (Neurotech), a Delaware corporation, has registered its common stock with the Commission pursuant to Section 12(g) of the Exchange Act. The OIP further alleges that Neurotech has failed to file its annual and quarterly reports with the Commission for any period after December 31, 2002. As a result, the OIP charges that Neurotech has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

The Commission instituted this proceeding to determine whether the allegations are true, to afford Neurotech an opportunity to establish any defenses to the allegations, and to decide whether the registration of Neurotech's common stock should be revoked or suspended.

Neurotech filed its Answer on November 30, 2004. It admitted that it had failed to file its annual and quarterly reports as alleged in the OIP. Neurotech also requested an opportunity to come into compliance with the Commission's periodic filing requirements within ninety days.

Because Neurotech's failure to file its periodic report is uncontested, the only issues for decision are Neurotech's plan for bringing itself into compliance and the appropriate sanction under Section 12(j) of the Exchange Act for the admitted violations (Order of Dec. 2, 2004). The

Commission's Division of Enforcement (Division) and Neurotech agreed to a telephonic hearing, rather than an in-person hearing. I held the hearing on December 9, 2004, and received testimony from two witnesses: Bernard Artz, Neurotech's chairman and chief executive officer, and Allen G. Roth (Roth), CPA, the independent accountant whom Neurotech engaged to audit and certify its financial statements and prepare its overdue periodic reports. The Division submitted seven exhibits and Neurotech submitted one exhibit (Order of Jan. 6, 2005).[1]

The parties have had an opportunity to submit proposed findings of fact, conclusions of law, and briefs (Order of Dec. 9, 2004).[2] I also held a posthearing telephone conference on February 14, 2005, to monitor the status of Roth's progress in auditing the overdue annual reports and to offer the parties an opportunity to address the relevance (if any) of the Initial Decision on Remand in e-Smart Technologies, Inc., Initial Decision Release No. 272, 2005 SEC Lexis 253 (Feb. 3, 2005). I have applied preponderance of the evidence as the applicable standard of proof. See Steadman v. SEC, 450 U.S. 91, 97-104 (1981).

FINDINGS OF FACT AND CONCLUSIONS OF LAW

The testimony and exhibits establish the following facts:

Neurotech has been in poor financial condition for some time; it lacked the funds to prepare periodic reports during 2003 and 2004 (Tr. 14, 23). As of the hearing date, Neurotech had no cash or other assets (Tr. 18, 24). The company also had an unspecified amount of liabilities, in the form of judgments and money owed to professionals, such as accountants and attorneys (Tr. 24-25, 38-39). Neurotech's financial condition has gotten worse, not better, since 2002 (Tr. 24).

Neurotech is no longer in good standing as a Delaware corporation as of March 1, 2004 (DX 3, DX 7 ¶ 3). Neurotech owes the State of Delaware approximately $358,000 in back taxes (DX 7 ¶¶ 2, 4 and Exhibits A and C thereto). Neurotech has not filed annual reports with the Delaware Secretary of State since 2001 (DX 7 ¶ 2 and Exhibits A and C thereto).

The Commission's Division of Corporation Finance is the staff office responsible for reviewing Neurotech's periodic filings. Neurotech has made no attempt to communicate with the Division of Corporation Finance regarding its delinquent periodic reports, any problems affecting its ability to make its required filings, or its plans for bringing itself into compliance (DX 6 ¶ 3). In addition, Neurotech has repeatedly refused to respond to the Division of Corporation Finance's inquiries regarding the disputed circumstances under which the

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[1] The hearing transcript will be cited as "Tr. ___." The Division's exhibits will be cited as "DX ___." Neurotech's exhibit will be cited as "NX ___."

[2] The Division filed its Post-Hearing Brief on January 10, 2005. Neurotech elected not to file a posthearing brief. On January 17, 2005, Neurotech submitted a progress report from Roth, who stated that he expected to file Neurotech's overdue periodic reports with the Commission by February 28, 2005.

accounting firm of Holtz Rubenstein & Co., LLP, resigned as Neurotech's independent auditor in November 2002 (DX 6 ¶ 2 and Exhibit A thereto).

Neurotech has a history of making late periodic filings with the Commission. Beginning with the quarter ending March 31, 2000, nine of Neurotech's periodic reports were filed late (DX 1). Two of those periodic reports were filed more than eighty days late and another was filed more than fifty days late (DX 1).

In its amended annual report for fiscal year 2002 (filed on January 31, 2003), Neurotech admitted that its officers failed to file any reports concerning changes in their beneficial stock ownership since 1997 (DX 4, Form 10-KSB/A, Part III, Item 9). Such reports are required under Section 16(a) of the Exchange Act. Neurotech also admitted that the company has been unable to reconstruct its records to determine what filings should have made between 1997 and 2002 (DX 4, Form 10-KSB/A, Part III, Item 9).

Throughout 2003 and 2004, the period at issue in the OIP, Neurotech's common stock has continued to trade publicly (DX 7 ¶¶ 6-7 and Exhibits F and G thereto). Neurotech currently has approximately 4,000 stockholders (Tr. 40).

Neurotech has a disciplinary history. In May 1999, the Commission commenced an administrative enforcement proceeding against Neurotech, Lawrence Artz, and others.[3] The proceeding arose out of alleged misrepresentations relating to certain unregistered Turkish bank notes. On December 11, 2000, the parties reached a settlement. The Commission ordered Neurotech and Lawrence Artz to cease and desist from committing or causing any violations or future violations of Sections 5(c) and 17(a)(3) of the Securities Act of 1933 (DX 2).

Neurotech is also the subject of a pending enforcement action (Tr. 35). On October 29, 2004, the same day it issued the OIP in this proceeding, the Commission filed a civil injunctive action against Neurotech, Bernard Artz, and Lawrence Artz in the U.S. District Court for the Eastern District of New York (DX 7 ¶ 5 and Exhibit D thereto). The Commission's complaint alleges, among other things, that between May 1999 and January 2003, Neurotech made numerous false and misleading statements in press releases and filings with the Commission concerning its purported receipt of millions of dollars in Indonesian bank guarantees and billions of dollars in construction contracts. As relief, the Commission's complaint seeks injunctions, civil monetary penalties, disgorgement of ill-gotten gains, officer and director bars, and penny stock bars. Defendants have received extensions of time to file their answers in that proceeding.

SANCTION

Under Section 12(j) of the Exchange Act, the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or to suspend the registration of a security for a period not exceeding twelve months, if it finds that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.

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[3] Lawrence Artz, son of Bernard Artz, is also an officer of Neurotech (Tr. 11, 22).

Section 13(a) of the Exchange Act and the regulations thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file periodic and other reports with the Commission. Implicit in these rules is the requirement that the reports accurately reflect the financial condition and operating results of the issuer. See SEC v. Kalvex, Inc., 425 F. Supp. 310, 316 (S.D.N.Y. 1975). No showing of scienter is necessary to establish a violation of Section 13(a) or the regulations thereunder. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

The purpose of the periodic reporting requirement is to supply the investing public with current, accurate financial information about an issuer so that the investing public may make informed decisions. As stated in SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history):

> The reporting requirements of the [Exchange Act are] the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

Neurotech's undisputed failure to file seven periodic reports violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

The determination of an appropriate sanction under Section 12(j) of the Exchange Act should be guided by the public interest factors identified in Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), aff'd on other grounds, 450 U.S. 91 (1981). See WSF Corp., 77 SEC Docket 1831 (May 8, 2002), final, 77 SEC Docket 2336 (May 24, 2002).

Under Steadman, several issues should be considered, including: (1) the egregiousness of the respondent's actions; (2) the isolated or recurrent nature of the infraction; (3) the degree of scienter involved; (4) the sincerity of the respondent's assurances against future violations; (4) the respondent's recognition of the wrongful nature of its conduct; and (6) the likelihood of future violations. No one factor is controlling.

Neurotech's violations are serious and recurring. Although scienter is not an element of the offense, it is plain that Neurotech took its compliance responsibilities seriously only after the Commission commenced this enforcement action. Neurotech did not engage Roth until after the Commission issued the OIP in this matter. Neurotech's inaction prior to the initiation of this proceeding raises serious doubts as to its future compliance with the periodic reporting requirements. Bernard Artz has made no credible assurances against future reporting violations.

In e-Smart Technologies, Inc., __ SEC Docket ___, ___ , 2004 SEC Lexis 2361 at *12 (Oct. 12, 2004) (Remand Order), the Commission stated that a company's subsequent filing history is an important factor to be considered in determining whether revocation is necessary or appropriate for the protection of investors. It also explained that Section 12(j) proceedings play an important role in its enforcement program because many publicly traded companies that fail to file on a timely basis are "shell companies" and, as such, are attractive vehicles for fraudulent stock manipulations schemes. Id. at *8-9 n.14. The Commission also stated (id. at *10-12 n.17):

> Our decision [to remand in e-Smart] should not be construed as suggesting that a determination to revoke an issuer's registration will be reconsidered simply because the issuer has returned to reporting compliance and begun to submit long overdue filings. Other considerations, including the need for finality in Commission administrative proceedings, may justify a different result.

Neurotech represented that the overdue periodic reports identified in the OIP, as well as the report for the period ending December 31, 2004, would be filed with the Commission, in proper "EDGARized" format, on or before February 28, 2005. A review of the Commission's EDGAR Web site shows that the overdue reports have not been filed. The need for finality in Commission administrative proceedings militates against any additional grace period here.

RECORD CERTIFICATION

Pursuant to Rule 351(b) of the Commission's Rules of Practice, I certify that the record includes the items set forth in the record index issued by the Secretary of the Commission on January 14, 2005.

ORDER

Based on the findings and conclusions set forth above, IT IS ORDERED THAT the registration of the securities of Neurotech Development Corporation is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision pursuant to Rule 111 of the Commission's Rules of Practice. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact, or unless the Commission determines on its own initiative to review this Initial Decision as to any party. If any of these events occur, the Initial Decision shall not become final as to that party.

_____
James T. Kelly
Administrative Law Judge